UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jianpu Technology Inc.

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

Class B ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G51390 105

(CUSIP Number)

Chenchao Zhuang

 Sun Flower Information Technology Ltd.

Lucky Fish Information Technology Limited

c/o Jianpu Technology Inc.

21/F Internet Finance Center

Danling Street,

Beijing, 100080

People’s Republic of China

Telephone: +86-10-8302-3688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of Chenchao Zhuang, Sun Flower Information Technology Ltd., Lucky Fish Information Technology Limited (Sun Flower Information Technology Ltd., Lucky Fish Information Technology Limited  collectively, the “Holding Companies”), with respect to the Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”) and the Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”) of Jianpu Technology Inc., a Cayman Islands company (the “Issuer”).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G51390 105

1	Names of Reporting Persons Chenchao Zhuang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,975,830 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,975,830 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,975,830 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.8%(2)
14	Type of Reporting Person (See Instructions) IN

(1)   Represents (i) 27,100,830 Class B ordinary shares and 2,125,000 Class A ordinary shares held by Sun Flower Information Technology Ltd. and (ii) 11,750,000 Class A ordinary shares held by Lucky Fish Information Technology Limited. Sun Flower Information Technology Ltd. is a British Virgin Islands company, 5% owned by Mr. Chenchao Zhuang and 95% owned by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang’s father.

Holders of Class A Ordinary Shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B ordinary shares under any circumstances.

(2)   The calculation is based on 420,023,797 ordinary shares outstanding as of June 30, 2018, including (1) 317,592,002Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No.	G51390 105

1	Names of Reporting Persons Sun Flower Information Technology Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 29,225,830 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 29,225,830 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,225,830 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.0%(2)
14	Type of Reporting Person (See Instructions) CO

(1)   Represents 27,100,830 Class B ordinary shares and 2,125,000 Class A ordinary shares held by Sun Flower Information Technology Ltd. Sun Flower Information Technology Ltd. is a British Virgin Islands company, 5% owned by Mr. Chenchao Zhuang and 95% owned by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang’s father.

Holders of Class A Ordinary Shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B ordinary shares under any circumstances.

(2)   The calculation is based on 420,063,797 ordinary shares outstanding as of June 30, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc., assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

CUSIP No.	G51390 105

1	Names of Reporting Persons Lucky Fish Information Technology Limited.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,750,000 Ordinary Shares(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,750,000 Ordinary Shares(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,750,000 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%(2)
14	Type of Reporting Person (See Instructions) CO

(1)   Represents 11,750,000 Class A ordinary shares held by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang’s father.

Holders of Class A Ordinary Shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B ordinary shares under any circumstances.

(2)   The calculation is based on 420,063,797 ordinary shares outstanding as of June 30, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc., assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1.         Security and Issuer.

This Schedule 13D relates to the Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”) and the Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”) of Jianpu Technology Inc., a Cayman Islands company (the “Issuer”) The Issuer has also issued Class A Ordinary Shares, including Class A Ordinary Shares represented by American depositary shares (the “ADSs”), each two representing five Class A Ordinary Shares, of the Issuer. The ADSs are listed on the New York Stock Exchange (“NYSE”) under the symbol “JT.”

The principal executive offices of the Issuer are located at 21/F Internet Finance Center, Danling Street, Beijing, 100080, People’s Republic of China.

Item 2.         Identity and Background.

(a)—(c), (f)            This Schedule 13D is being jointly filed by Chenchao Zhuang, Sun Flower Information Technology Ltd., Lucky Fish Information Technology Limited (the “Reporting Persons” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by the ADSs) held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Chenchao Zhuang is a director of the Issuer. Mr. Chenchao Zhuang is a citizen of Singapore. The principal business address of Mr. Chenchao Zhuang is c/o Jianpu Technology Inc., 21/F Internet Finance Center, Danling Street,  Beijing 100080, People’s Republic of China.

Sun Flower Information Technology Ltd. is a British Virgin Islands company, 5% owned by Mr. Chenchao Zhuang and 95% owned by Lucky Fish Information Technology Limited. Lucky Fish Information Technology Limited is a British Virgin Islands company wholly owned by Mr. Xianqing Zhuang, who is Mr. Chenchao Zhuang’s father. The principal business address of each of Sun Flower Information Technology Ltd. and Lucky Fish Information Technology Limited is c/o Jianpu Technology Inc., 21/F Internet Finance Center, Danling Street, Beijing 100080, People’s Republic of China. The name, business address, present principal employment and citizenship of each director and executive officer of each of Sun Flower Information Technology Ltd. and Lucky Fish Information Technology Limited are set forth in Schedule A hereto and are incorporated herein by reference.

(d), (e)    During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.         Purpose of Transaction.

Before its initial public offering, the Issuer has undertaken a corporate restructuring (the “Restructuring”), which entails the transfer of the platform business from the RONG360 Inc., a Cayman Islands exempted company, and its consolidated subsidiaries (excluding the Issuer, its subsidiaries and its consolidated variable interest entity) (the “RONG360”), to the subsidiaries and consolidated variable interest entity of the Issuer. Now the Issuer has completed the Restructuring and the existing shareholders of RONG360 becomes the Issuer’s shareholders through a distribution of our shares in proportion to RONG360’s current shareholding structure.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)—(b)  The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 420,063,797 ordinary shares outstanding as of June 30, 2018, including (1) 317,592,002 Class A Ordinary Shares, (2) 102,471,795 Class B ordinary shares redesignated from the Issuer’s outstanding ordinary shares held by RONG360 Inc, assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B ordinary shares under any circumstances.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)  None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)  Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement, dated August 23, 2018 by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2018

/s/ Chenchao Zhuang
Chenchao Zhuang

Sun Flower Information Technology Ltd.

By:	/s/ Chenchao Zhuang
Name:	Chenchao Zhuang
Title:	Authorized Signatory

Lucky Fish Information Technology Limited.

By:	/s/ Chenchao Zhuang
Name:	Chenchao Zhuang
Title:	Authorized Signatory

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

Sun Flower Information Technology Ltd.

The business address of the following individual is c/o Jianpu Technology Inc., 21/F Internet Finance Center, Danling Street, Beijing 100080, People’s Republic of China.

Name	Country of Citizenship
Director:
Chenchao Zhuang	Singapore

Executive Officers:
None.	N/A

Lucky Fish Information Technology Limited

The business address of the following individual is c/o Jianpu Technology Inc., 21/F Internet Finance Center, Danling Street, Beijing 100080, People’s Republic of China.

Name	Country of Citizenship
Director:
Xianqing Zhuang	Hong Kong, China

Executive Officers:
None.	N/A